UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 15, 2021

SCIENTIFIC GAMES CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	81-0422894
(State or other jurisdiction of incorporation)	(IRS Employer
Identification No.)

001-11693
(Commission File Number)

6601 Bermuda Road, Las Vegas, NV 89119
(Address of registrant’s principal executive office)

(702) 897-7150
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $.001 par value	SGMS	The NASDAQ Stock Market
Preferred Stock Purchase Rights		The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging growth company

☐          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01. Other Events.

On July 15, 2021, Scientific Games Corporation (the “Company” or “Scientific Games”) issued a press release announcing it has submitted a proposal (the “Proposal”) to the Board of Directors of SciPlay Corporation (“SciPlay”) to acquire all of the issued and outstanding shares of Class A common stock of SciPlay, which represent the common stock in SciPlay not already beneficially owned by the Company. The press release, including the full text of a letter dated July 15, 2021 to the Board of Directors of SciPlay communicating the Proposal, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

In this filing, Scientific Games makes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “will,” “would”, “expect,” “believe,” “potential,” “intended,” “plan” and “should.” These statements are based upon management’s current expectations, assumptions and estimates regarding the proposed transaction, the expected benefits of the proposed transaction, future opportunities for the combined company and future stockholder value. Forward-looking statements are not guarantees of timing, future results or performance. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. Actual results may differ materially from those contemplated in these statements due to a variety of risks, uncertainties and other factors, including the possibility that the proposed transaction will not be agreed to, that the terms of any definitive agreement with respect to the proposed transaction will be materially different from those described, that the conditions to the completion of the proposed transaction may not be satisfied on the anticipated schedule or at all, that the proposed transaction may not be consummated or that the Company may be unable to achieve expected operational, strategic and financial benefits of the proposed transaction, and those factors described in our filings with the Securities and Exchange Commission (the “SEC”), including Scientific Games’ current reports on Form 8-K, quarterly reports on Form 10-Q and its latest annual report on Form 10-K filed with the SEC on March 1, 2021 (including under the headings “Forward-Looking Statements” and “Risk Factors”). Forward-looking statements speak only as of the date they are made and, except for Scientific Games’ ongoing obligations under the U.S. federal securities laws, Scientific Games undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

No Offer

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which any such offer, solicitation or sale would be unlawful. Any securities to be offered may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Additional Information and Where to Find It

This filing relates to a proposal which the Company has made to acquire all of the issued and outstanding shares of Class A common stock of SciPlay, which represent the common stock in SciPlay not already beneficially owned by the Company. In furtherance of this proposal and subject to future developments, the Company and, if a negotiated transaction is agreed, SciPlay, as applicable, may file a registration statement, an information statement or other documents with the SEC. This filing is not a substitute for any registration statement, information statement or other document the Company and/or SciPlay may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SCIPLAY AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by the Company and/or SciPlay free of charge through at www.sec.gov. Copies of the documents filed by the Company (if and when available) will also be made available free of charge by accessing the Company’s website at https://www.scientificgames.com/investors/.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release of Scientific Games Corporation, dated July 15, 2021.*

104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document.

* Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 15, 2021	SCIENTIFIC GAMES CORPORATION

	By:	/s/ Michael C. Eklund
		Name:	Michael C. Eklund
		Title:	Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary

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